FOR IMMEDIATE RELEASE: February 25, 2013	PR 13-5

Atna Discovers New Gold Mineralization at Reward

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is pleased to report that the first phase of the 2013 drilling program discovered a potential new zone of gold mineralization at the Reward Gold Mine Project near Beatty, NV. Highlights from the drill results include:

•	180 feet (54.9 m) grading 0.022 oz/ton gold (0.74 g/t gold) including 95 feet (29.0 m) grading 0.029 oz/ton gold (0.98 g/t gold) in hole RW13-044
•	345 feet (105.2 m) grading 0.022 oz/ton gold (0.76 g/t gold) which includes 100 feet (30.5 m) grading 0.030 oz/ton gold (1.01 g/t gold) in hole RW13-046
•	185 feet (56.4 m) grading 0.025 oz/ton gold (0.84 g/t gold) in hole RW13-048

“These drill hole results point to the possible presence of a new zone of bedded gold mineralization along the eastern and southeastern flanks of the main Reward gold deposit. This step-out drilling program clearly demonstrates the potential for extending the open pit resource at Reward,” states Atna’s President & CEO, James Hesketh.

The drilling program is designed to expand the existing resource and reserves as well as to ensure that planned plant facility locations will not overlay mineralized zones. Eight holes have been completed in the 14 hole program for a total footage of 5,060 feet (1,542.2 m). Assays have been received on six of the completed holes with promising results received thus far

Reward Drilling Assay Results

	From-feet (meters)	To-feet (meters)	Length-feet (meters)	*True Thickness-feet (meters)	ounces/ton Au (grams/tonne Au)
RW13-039 (Azimuth 0, Angle -90)
	225 (68.6)	310 (94.5)	85 (25.9)	36 (11.0)	0.016 (0.54)
RW13-040 (Azimuth 0, Angle -90)
	420 (128.0)	505 (153.9)	85 (25.9)	61 (18.6)	0.017 (0.57)
RW13-041 (Azimuth 0, Angle -90)
	75 (22.9)	100 (30.5)	25 (7.6)	20 (6.1)	0.028 (0.95)
	245 (74.7)	255 (77.7)	10 (3.0)	8 (2.4)	0.014 (0.43)
RW13-044 (Azimuth 0, Angle -90)
	130 (39.6)	310 (94.5)	180 (54.9)	175 (53.3)	0.022 (0.74)
including	215 (65.5)	310 (94.5)	95 (29.0)	83 (25.3)	0.029 (0.98)
RW13-046 (Azimuth 0, Angle -90)
	340 (103.6)	355 (108.2)	15 (4.6)	14 (4.3)	0.024 (0.81)
	395 (120.4)	740 (225.6)	345 (105.2)	320 (97.5)	0.022 (0.76)
Including	400 (121.9)	420 (128.0)	20 (6.1)	18.5 (5.6)	0.059 (2.02)
Including	570 (173.7)	670 (204.2)	100 (30.5)	93 (28.3)	0.030 (1.01)
RW13-048 (Azimuth 0, Angle -90)
	345 (105.2)	530 (161.5)	185 (56.4)	170.5 (52.0)	0.025 (0.84)

* True thickness is an estimated value based upon interpreted strike and dip of the mineralized zone and drill hole intercept orientation through the mineralization. The actual thickness may be less than or greater than the estimated value given in the table if geologic interpretation changes with increased drill hole density.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption finish by American Assay Laboratories, an independent, IAS accredited Testing Laboratory (ISO/IEC Standard 17025:2005) serving the mining industry of northern Nevada located in Sparks, Nevada. American Assay maintains rigorous QA/QC procedures in its laboratory and its assurance program is bolstered by Atna’s internal QA/QC protocol to insure reliable and reproducible analytical results.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, and who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Reward Gold Mine Project, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Reward Gold Mine Project. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, development and future operating costs at the Reward Gold Mine Project, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured”, “indicated”, “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com